EXHIBIT 99.1

B Communications Announces Payment of Dividend

A dividend of NIS 11.88 per share was approved by the Company's Board of Directors

Ramat Gan, Israel - May 26, 2016 - B Communications Ltd. (NASDAQ and TASE: BCOM) announced today that in a meeting held on May 25, 2016 the Board of Directors of the Company, declared a dividend of NIS 355 million (approximately $92 million), or NIS 11.88 (approximately $3.07) per share.

The actual amount of dividends to be paid in USD will be converted from NIS based upon the representative rate of exchange published by the Bank of Israel on June 15, 2016. The dividend will be payable to all of the Company’s shareholders of record at the end of the NASDAQ trading day on June 15, 2016. The payment date will be June 29, 2016.

About B Communications Ltd.

B Communications is a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corp. (TASE: BEZQ). B Communications shares are traded on NASDAQ and the TASE under the symbol “BCOM.” For more information please visit the following Internet sites:

www.bcommunications.co.il

www.ir.bezeq.co.il

www.eurocom.co.il

www.igld.com

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward looking statement.

For further information, please contact:

Idit Cohen – IR Manager

idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

ISRAEL

Hadas Friedman – Investor Relations

Hadas@km-ir.co.il / Tel: +972-3-516-7620